SELECT★LIFE I
SELECT★LIFE II
SELECT★LIFE III
VARIABLE ESTATE DESIGN

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
ReliaStar Life Insurance Company
and its
Select★Life Variable Account

Supplement dated August 23, 2005, to your current Variable Life Insurance Prospectus

This supplement updates certain information contained in your current variable life insurance prospectus, as supplemented. Please read it carefully and keep it with your product prospectus for future reference.

Important Information about the ING MFS Utilities Portfolio. Prior to September 23, 2005, the Service Class shares of this fund were available through your variable life insurance policy. Effective September 23, 2005, the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

The following information shows the investment advisory fees and other expenses charged annually by the Class I shares of the ING MFS Utilities Portfolio. The figures are a percentage of the average net assets of the fund as of December 31, 2004. See the prospectus for the fund for more information concerning these expenses.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING MFS Utilities Portfolio (Class I) [1,2]	0.60%	--	0.15%	0.75%	--	0.75%

1.   The amounts shown are estimated operating expenses for Class I shares of this Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are estimated as it had not commenced operation as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for this Portfolio are estimated because it did not have a full calendar year of operation as of December 31, 2004 (the Portfolio's fiscal year end).

2.   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING MFS Utilities Portfolio, under which it will limit expenses of the Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of this Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.